                                                         2500 One Liberty Place
                                                             1650 Market Street
RICHARD G. DEVLIN                                   Philadelphia, PA 19103-7301
Direct Phone:  215.851.8158                                        215.851.8100
Email:  rdevlin@reedsmith.com                                  Fax 215.851.1420





August 22, 2006

Ms. Pamela Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:      COMMONWEALTH INCOME & GROWTH FUND VI
         AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
         FILED JUNE 30, 2006
         FILE NO. 333-131736

Dear Ms. Long:

         On behalf of our client, Commonwealth Income & Growth Fund VI (the "Company" and the registrant with respect to above referenced filing), we are filing Pre-Effective Amendment Number 2 to the Registration Statement on Form S-1, File No. 333-131736, pursuant to Rules 470 and 472 of Regulation C and Regulation S-T. One clean and three marked courtesy copies showing the changes made to the previous amendment have been delivered by overnight courier to the attention of Brigitte Lippmann of the Commission Staff.

         The following are the Company's responses to the comments included in your letter dated July 28, 2006 regarding the above-captioned filing. For ease of reference, each question has been restated above the related response. Following the resolution with the staff of the comments set forth below and any future comments the Staff may have, the Company intends to orally seek acceleration of effectiveness of the registration statement pursuant to Rule 461 of Regulation C. In that regard, the Company and Commonwealth Capital Securities Corp. hereby affirm that each is aware of its obligations under the Securities Act of 1933, as amended.

GENERAL

1. PLEASE UPDATE YOUR FILING TO INCLUDE INTERIM FINANCIAL STATEMENTS. PLEASE SIMILARLY UPDATE YOUR FINANCIAL INFORMATION THROUGHOUT THE FILING. SEE RULE 3-12 OF REGULATION S-X.

         The filing has been updated to include current interim financial statements, and financial information throughout the filing has been updated.




 LONDON o NEW YORK o LOS ANGELES o SAN FRANCISCO o WASHINGTON, D.C. o PHILADELPHIA o
                   PITTSBURGH o OAKLAND o PRINCETON
 FALLS CHURCH o WILMINGTON o NEWARK o MIDLANDS, U.K. o CENTURY CITY o RICHMOND o
               HARRISBURG o LEESBURG o WESTLAKE VILLAGE

                            r e e d s m i t h . c o m
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Pamela A. Long
August 22, 2006
Page 2




Cover Page

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. PLEASE REVISE THE RISK FACTOR "NONE OF OUR GENERAL PARTNER'S FIVE PRIOR PUBLIC FUNDS..." ON THE COVER PAGE AND PAGES 7 AND 13 TO DISCLOSE THAT FUNDS I AND II HAVE COMMENCED LIQUIDATION LAST YEAR, BUT HAVE NOT MADE ANY LIQUIDATING DISTRIBUTIONS. ALL REVISE TO STATE THAT LOSSES AMONG ALL YOUR PRIOR PUBLIC FUNDS HAVE BEEN COMMON. PLEASE REVISE THE LAST RISK FACTOR TO INDICATE THAT THE OFFERING MAY BE OPEN FOR TWO YEARS UNTIL YOU RAISE THE MINIMUM AMOUNT.

         The requested changes have been made to the risk factors on the cover page and pages 7 and 13. Discussion has also been added to the risk factor on page 13 regarding losses incurred by prior funds.

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7. PLEASE DISCLOSE WHETHER INTEREST WILL BE PAID TO INVESTORS WHEN THEY ARE ADMITTED TO THE PARTNERSHIP.

         The cover page has been revised to clarify that interest is paid on funds held in escrow prior to the first escrow break, which occurs when the minimum offering amount has been raised. Thereafter, interest is not paid on escrowed funds that are accepted, because the Company expects that funds will be in escrow for no more than two or three business days, and the cost of distributing any nominal interest received on those funds is prohibitive. Any such interest will be retained by the Company and used for the purchase of equipment.

OUR COMPANY, PAGE 6

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14. DISCLOSE THAT NO INVESTOR APPROVAL IS REQUIRED TO EXTEND THE LIFE OF THE PARTNERSHIP.

         The requested disclosure has been added to page 6.

ESTIMATED USE OF PROCEEDS, PAGE 9

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 19 AND 20. PLEASE CLARIFY WHETHER YOU CAN BORROW ANY FUNDS DURING THE OFFERING PERIOD. ALSO CLARIFY IN THE TABLE THAT INVESTMENT IN EQUIPMENT MEANS PROCEEDS AVAILABLE FOR INVESTMENT. IF YOU INTEND TO RETAIN A PORTION OF THE OFFERING PROCEEDS FOR MAINTENANCE AND REPAIRS, YOU MUST REFLECT RESERVES IN CALCULATING THE PROCEEDS AVAILABLE FOR INVESTMENT. PLEASE REVISE THROUGHOUT THE PROSPECTUS, INCLUDING THE COVER PAGE. WE MAY HAVE FURTHER COMMENTS.

         While there is no outright prohibition on borrowing funds during the offering period, the Company, as a matter of policy, does not borrow funds during the offering period. The company prefers to fully invest its proceeds before incurring debt, so that it has no debt expense until there is sufficient lease revenue to cover such debt expense. The company has no expectation of varying from this policy with respect to the current offering, and therefore the Company's estimated use of proceeds for debt expense remains at zero.

Pamela A. Long
August 22, 2006
Page 3

         The last line of the table on page 9 has been revised to reflect "Proceeds to be Invested in Equipment," rather than simply "Investment in Equipment." Also, a statement has been added to footnote 2 on the cover page to indicate that proceeds ultimately invested in equipment are reduced by the equipment acquisition fee.

         Finally, the Company does not intend to retain any proceeds for maintenance and repairs, due to the triple-net nature of its leases.

COMPENSATING OUR GENERAL PARTNER AND ITS AFFILIATES, PAGE 10

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 23. IF YOU HAVE NEVER ACHIEVED A 10% ANNUAL RETURN ON ANY OF YOUR FUNDS, IT SEEMS INAPPROPRIATE TO STATE THAT YOU ANTICIPATE MAKING A 10% ANNUAL RETURN FOR THIS FUND. PLEASE DELETE THROUGHOUT THE PROSPECTUS.

         The Company uses the 10% return concept only as a trigger to change the fee structure with respect to the limited partners and the general partner. The prospectus, on page 10 and elsewhere, states that only if the limited partners receive a cumulative return of 10%, then the company will increase the payment of cash available for distribution to the general partner to 10% of such cash, up from 1%. This increase will never take place if the limited partners do not receive a 10% cumulative return. Thus, the 10% return is a target, but is in no way guaranteed. Further, the 10% is also used as a trigger for payment of an equipment liquidation fee when equipment is sold. If investors have not received a cumulative 10% return, no liquidation fee may be paid to the General Partner.

         To help alleviate the Staff's concerns, we have replaced the term "anticipated distributions," with "target distributions" in the Prior Offerings by Affiliates section, beginning on page 39. The term "anticipated distributions" does not appear elsewhere in the prospectus.

RISK FACTORS, PAGE 11

7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24. PLEASE PROVIDE AN EXAMPLE SHOWING THAT ONLY A PORTION OF THE PROCEEDS WILL BE AVAILABLE TO PURCHASE EQUIPMENT UNDER "WE PAY SIGNIFICANT FEES TO THE GENERAL PARTNER."

         This risk factor on page 11 has been revised to include an example of the fees payable to the Company's affiliates in connection with an investment of $10,000.00.

YOU MAY BE OBLIGATED TO RETURN DISTRIBUTIONS..., PAGE 15

8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 27. PLEASE PROVIDE GREATER DETAIL REGARDING THE CIRCUMSTANCES UNDER WHICH INVESTORS WOULD NEED TO RETURN DISTRIBUTIONS.

         A more detailed discussion of the circumstances under which a limited partner would be obligated to return distributions has been added to this risk factor on page 15.

Pamela A. Long
August 22, 2006
Page 4

COMMITTEES OF OUR BOARD OF DIRECTORS, PAGE 23

9. WE REISSUE PRIOR COMMENT 36. YOU STATE IN YOUR RESPONSE THAT THE COMPANY DOES NOT CURRENTLY HAVE ANY EXISTING COMMITTEES, YET YOUR DISCLOSURE IN THE PROSPECTUS STATES THAT COMMITTEES HAVE BEEN ESTABLISHED. PLEASE CLARIFY WHETHER YOU CURRENTLY HAVE ANY EXISTING COMMITTEES AND, IF SO, DISCLOSE THE NAMES OF THE MEMBERS OF THE COMMITTEES.

         The inconsistency between the prior response and the disclosure was an error. As stated in the disclosure, the Company has established an Audit Committee and an Executive Committee. The disclosure has also been revised to include the names of the members of each such committee.

PRIOR OFFERINGS BY AFFILIATES, PAGE 39

10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 46. PLEASE DELETE THE REFERENCE TO "ANTICIPATED" RETURNS OR DISTRIBUTIONS.

         As discussed above in comment 6, references to "anticipated" distributions have been deleted from this section, and have been recharacterized as "target" distributions, to emphasize that the 10% return is only a goal of the fund, and not a guaranteed return.

PROPOSED SALES MATERIAL

11. PLEASE REVISE YOUR SALES MATERIALS TO ADDRESS THE COMMENTS IN THIS LETTER AND OUR PRIOR LETTER DATED MARCH 9, 2006. ALSO, THE SALES MATERIAL CANNOT CONTAIN INFORMATION THAT IS NOT IN THE PROSPECTUS. PLEASE REVISE.

         Significant revisions have been made to the sales materials, both to provide a more balanced presentation of the risks and benefits of an investment in the fund, and to include information in the prospectus that had previously been contained solely in the sales materials. The majority of this information can be found in the new prospectus section entitled "Our Industry and Our Company," beginning on page 21 of the prospectus.

12. ITEM 19 OF INDUSTRY GUIDE 5 STATES THAT THE SALES MATERIAL SHOULD PRESENT A BALANCED DISCUSSION OF BOTH THE RISK AND REWARD. THUS, FOR EXAMPLE, WHEN YOU TALK ABOUT REINVESTMENT OF EXCESS CASH FLOW, YOU SHOULD ALSO DISCUSS THE RISK THAT YOU MAY NOT GENERATE EXCESS CASH FLOW FOR REINVESTMENT. PLEASE REVISE ALL OF THE SALES MATERIAL TO PRESENT A BALANCED DISCUSSION. WE MAY HAVE FURTHER COMMENTS.

         As stated above, revisions have been made throughout the sales materials to provide a more balanced presentation. Revised materials are enclosed with the hard copy of this letter.

Pamela A. Long
August 22, 2006
Page 5

         If you have any questions regarding the responses to the comments or regarding the filing in general, please call me at 215-851-8158. Thank you for your prompt attention to this matter.

                                   Sincerely,
                                   Reed Smith LLP


                                   By: /s/ Richard G. Devlin
                                      --------------------------------
                                            Richard G. Devlin
Enclosures
cc: Brigitte Lippmann, Esq.
    Kimberly A. Springsteen (w/o encl.)
    Michael B. Pollack, Esq. (w/o encl.)